UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number:	3235-0167
Washington, D.C. 20549	Expires:	July 31, 2024
Estimated average burden
FORM 15	hours per response	1.50

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	333-262524-02

WestRock MWV, LLC

(Exact name of registrant as specified in its charter)

c/o WestRock Company, 1000 Abernathy Road NE, Atlanta, Georgia 30328, (770) 448-2193

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Guarantees of WRKCO Inc.’s 3.750% Senior Notes due 2025

Guarantees of WRKCO Inc.’s 3.375% Senior Notes due 2027

Guarantees of WRKCO Inc.’s 4.000% Senior Notes due 2028

Guarantees of WRKCO Inc.’s 4.650% Senior Notes due 2026

Guarantees of WRKCO Inc.’s 3.900% Senior Notes due 2028

Guarantees of WRKCO Inc.’s 4.900% Senior Notes due 2029

Guarantees of WRKCO Inc.’s 4.200% Senior Notes due 2032

Guarantees of WRKCO Inc.’s 3.000% Senior Notes due 2033

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Guarantees of WRKCO Inc.’s 3.750% Senior Notes due 2025:	54
Guarantees of WRKCO Inc.’s 3.375% Senior Notes due 2027:	50
Guarantees of WRKCO Inc.’s 4.000% Senior Notes due 2028:	56
Guarantees of WRKCO Inc.’s 4.650% Senior Notes due 2026:	68
Guarantees of WRKCO Inc.’s 3.900% Senior Notes due 2028:	60
Guarantees of WRKCO Inc.’s 4.900% Senior Notes due 2029:	58
Guarantees of WRKCO Inc.’s 4.200% Senior Notes due 2032:	48
Guarantees of WRKCO Inc.’s 3.000% Senior Notes due 2033:	51

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 18, 2024	By:	/s/ Stephanie Bignon
			Name:	Stephanie Bignon
			Title:	Secretary

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